TaoWeave, Inc.

110 16th Street, Suite 1400 #1024

Denver, Colorado 80202

April 8, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	TaoWeave, Inc.
Registration Statement on Form S-3
Filed on April 2, 2026
File No. 333-294856 (the “Registration Statement”)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, TaoWeave, Inc. hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 8:00 a.m., Eastern Time, on April 10, 2026, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick Werner, Esq. at (212) 659-4974.

Very truly yours,

TAOWEAVE, INC.

By:	/s/ Peter Holst
Peter Holst
President and Chief Executive Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP